Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

Advent International enters into exclusive negotiations to acquire Zentiva, Sanofi’s European generics business

•	Advent to invest in Zentiva to create a new, independent European generics leader.

•	Divestiture of European generics, a non-core business, is part of Sanofi’s strategy to simplify and reshape the Company.

•	Transaction anticipated before end of the year, following consultation with Sanofi employees’ representatives and subject to customary closing conditions.

PARIS – 17 April 2018 - Advent International (“Advent”) and Sanofi have entered into exclusive negotiations under which Advent would acquire Zentiva, Sanofi’s European generics business for €1,9 billion1. Advent’s offer is firm, binding and fully financed.

Advent is a global investor, with over 25 years’ experience of investing in the healthcare sector. It has extensive experience of executing corporate carve-outs and will work collaboratively with Sanofi to form a new independent operation. Advent will support the Zentiva management team to invest in the company’s operations, production facilities and R&D pipeline.

“Zentiva is a robust business with a highly talented workforce and we believe it has demonstrated its potential for growth. Following a comprehensive review of strategic options for our generics unit in Europe, we have determined that transferring this business to Advent is the best option to ensure its long-term success,” said Olivier Brandicourt, Chief Executive Officer, Sanofi.

“We have long been attracted to the generic pharmaceutical sector as it enables more people to access high quality treatments by lowering their cost. We believe that Zentiva is a great platform, full of talented people, who we can invest behind to build a new, independent, European generics leader” jointly commented Tom Allen, Managing Director and co-head of Advent International’s European Healthcare team and Cédric Chateau, Managing Director and head of Advent International in France.

The transaction is expected to close by the end of 2018, subject to finalization of definitive agreements, completion of the appropriate social processes and approval of relevant regulatory authorities. This process will be conducted in full respect of social dialogue with Sanofi employee representatives.

[1]	1,919 million euros Entreprise Value.

About Zentiva

Zentiva is an agile healthcare player providing reliable access across Europe to a broad generics portfolio covering a multitude of therapeutic areas. Headquartered in Prague, Zentiva reaches over 40 million patients in 25 European countries, operating throughout a large marketplace with attractive levels of both short- and midterm growth outlook. Zentiva stands apart with the expertise and agility to tailor customer-centric solutions in the three European generics market archetypes (pharmacy, physician and tender/wholesaler). Zentiva’s integrated value chain and pan-European commercial footprint makes it one of the largest generics players in Europe. Operating to the highest quality and safety standards, Zentiva’s flexible manufacturing facilities in Prague and Bucharest work with partners to produce and distribute more than 350 million packs each year.

About Advent International

Founded in 1984, Advent International is one of the largest and most experienced global private equity investors. The firm has invested in over 330 private equity transactions in 40 countries and as of December 31, 2017, it had €35 billion in assets under management. With offices on four continents, Advent has established a globally integrated team of over 190 investment professionals across North America, Europe, Latin America and Asia. The firm focuses on investments in five core sectors, including business and financial services; healthcare; industrial; retail, consumer and leisure; and technology, media and telecom. After more than 30 years dedicated to international investing, Advent remains committed to partnering with management teams to deliver sustained revenue and earnings growth for its portfolio companies.

For more information, visit www.adventinternational.com

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact

Jean-Baptiste Froville

Tel. : +33 (0)1 53 77 46 46

mr@sanofi.com

Advent International Media Relations Contacts

FTI Consulting UK

Fergus Wheeler/Louisa Feltes

Tel.: +44 203 727 1000

adventinternational@fticonsulting.com

Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

FTI Consulting France Astrid Villette Tel.:+33 (0) 1 47 03 69 51 adventfrance@fticonsulting.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2017. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.